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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Electronic Transaction Clearing, Inc.

We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Transaction Clearing, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 19 to the financial statements, the Financial Industry Regulatory Authority, Inc. ("FINRA") is process of bringing a disciplinary action against the Company for the period from 2013 to 2015 for five matters relating to possession and control requirements as well as surveillance and market access controls. The matter is currently pending with FINRA's Market Regulation Enforcement. Also as disclosed in Note 19 to the financial statements, the Company is in the process of addressing exceptions identified by FINRA during 2016 and 2015 examinations of the Company. Also as discussed in Notes 17 and 19 the Company had a deficit of $268,218 in the PAB reserve formula at December 31, 2016 and the Company did not file its annual audited financial statements with the Securities and Exchange Commission ("SEC") and FINRA within 60 days after the year end. The Company has notified SEC and FINRA about these matters. There is uncertainty about the outcome of these matters. The accompanying financial statements do not reflect any adjustments as a result of these uncertainties. Our audit opinion on the financial statements is not modified as a result of these uncertainties.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 18 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and has limited cash on hand available for operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



EisnerAmper LLP
San Francisco, CA
March 14, 2017